SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Reports its Financial Results for 2005
—	$37 Million Record High Revenues – 237% Revenue Growth
—	First Year of Operating Profit

Updates Guidance for 2006 Results

Givatayim, Israel; March 1st, 2006. Pointer Telocation Ltd. (Nasdaq Capital Markets: PNTR), a leading provider of services to insurance companies and car owners, including road side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, reported its financial results for the year ended December 31, 2005.

Financial Highlights:

Revenues: Pointer’s revenues increased by 237% to a record 37 million in 2005 from $11 million in 2004. This increase in revenue is attributed mainly to the acquisition of Shagrir Motor Vehicle Systems, a leading provider of services to insurance companies and automobile owners in Israel. Revenues from operations in Israel accounted for 89.8% of Pointer’s revenues in 2005 as compared to 72.4% in 2004. Revenues from other geographical territories increased by approximately 25%, mainly due to expanded operations in Argentina and Russia.

In 2005, service revenues were 76% of total revenues, as compared to 49% in 2004. This fact reflects the tendency of shifting the business from a focus on the sale of technology to the provision of services.

Gross profit: Gross profit increased in 2005 to $13.7 million or 36.9% of revenues, as compared to $3.4 million or 30.7% in 2004. This increase in gross profit is attributable mainly to the acquisition of Shagrir Motor Vehicle Systems. The increase in gross profit was also affected, to a lesser extent, by the increase in revenues in other geographical territories but was offset partially by the losses of operations in Mexico, which commenced in March 2005.

Operating expenses: In 2005, operating expenses increased by 102% to $12.7 million from $6.3 million in 2004. This increase is mainly due to the consolidation of Shagrir Motor Vehicles and included an increase of $1.5 million in the amortization of intangible assets to a total of $2.5 million in 2005 from $932 thousand in 2004. To a lesser extent, the increase in operating expenses was affected by an increase of 85% in R&D expenses and an increase in the Mexican subsidiary’s operating expenses.

Operating Profit (loss): As a result of the foregoing, Pointer is reporting a first time operating profit totaling approximately $1 million in 2005, compared to an operating loss of $2.9 million in 2004.

Net Loss: For the full year of 2005, net loss and net loss per share were reduced by 28% and 55% respectively to $2.7 million or $(1.17) per share compared to $3.8 million or $(2.58) per share in 2004.

EBITDA: Pointer’s EBITDA improved to $6.4 million in 2005, as compared to a negative EBITDA of $438 thousand in 2004.

Commenting on the 2005 financial results, Danny Stern, CEO, said: “In 2005, we had concluded the first stage in our strategic repositioning to become a leading provider of value-added services to insurance companies. We currently have a substantial presence in five countries, and we offer an extensive and diversified range of services and customers.”

“We are very pleased with our financial results which exceeded our expectations. The improved operating margin reflects the nature of our new business structure, which enables us to capitalize on economies of scale and to start presenting higher operating profits, after many years of operating losses. We are strengthening our positioning in all the markets and expect double-digit growth in our annual revenues abroad,” concluded Mr. Stern.

Yossi Ben Shalom, Chairman of the Board said: “2005 has been Pointer’s turnaround year, with record revenues and operating profit. As promised to our shareholders, Pointer is now a stronger company with a solid revenue base that presents year-to-year growth in revenues, operational profitability and strong EBITDA. We are looking forward to further accomplishing our goals and to achieve additional growth. ”

We are updating our guidance for Pointer’s 2006 revenues to approximately $40 million, primarily as a result of our growth in Israel and a double-digit growth in our operations abroad. We expect in 2006 to generate over $3.5 million in operating profits, $8.0 million in EBITDA and to reach profitability in the second half of 2006,” concluded Mr. Ben Shalom.

Conference Call Information:

Pointer’s management will host two conference calls with the investment community today, March 1st, in Hebrew on 15:00 Israel time and in English on 9:00 EST.

To listen to the conference calls, please dial:
From the US: 1-866-229-7198
From Israel: 03-9180609

A replay of the conference call will be available through March 2nd, 2006 on the Company’s website at www.pointer.com.

About Pointer Telocation:
Pointer Telocation Ltd (www.pointer.com) provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Ronen Stein, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-3-611 4466
E-mail: ronens@pointer.com	E-mail: yael@commitment-IR.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
(Formerly: Nexus Telocation Systems Ltd.)

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,696	$75
Short-term investments	-	15
Trade receivables (net of allowance for doubtful accounts of $ 363 and
$ 568 at December 31, 2005 and 2004, respectively)	6,576	3,828
Other accounts receivable and prepaid expenses	505	639
Inventories	1,389	1,343

Total current assets	10,166	5,900

LONG-TERM ASSETS:
Long-term accounts receivable	219	230
Severance pay fund	2,989	751
Property and equipment, net	7,319	2,670
Goodwill	36,924	13,154
Other intangible assets, net	9,597	2,808

Total long-term assets	57,048	19,613

Total assets	$67,214	$25,513

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
(Formerly: Nexus Telocation Systems Ltd.)

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$9,949	$7,064
Trade payables	3,904	3,055
Deferred revenues and customer advances	6,477	78
Other accounts payable and accrued expenses	3,835	2,401

Total current liabilities	24,165	12,598

LONG-TERM LIABILITIES:
Long-term loans from banks	16,211	4,423
Long-term loans from shareholders and others	12,082	149
Accrued severance pay	3,951	1,257

	32,244	5,829

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized - 8,000,000 and 4,000,000 shares at December 31, 2005 and
2004, respectively; Issued and outstanding - 2,479,020 and 1,704,505
shares at December 31, 2005 and 2004, respectively	1,680	1,145
Additional paid-in capital	100,707	94,127
Deferred stock-based compensation	(1)	(117)
Accumulated other comprehensive loss	(1,138)	(353)
Accumulated deficit	(90,443)	(87,716)

Total shareholders' equity	10,805	7,086

Total liabilities and shareholders' equity	$67,214	$25,513

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
(Formerly: Nexus Telocation Systems Ltd.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2005	2004	2003

Revenues:
Products	$8,856	$5,594	$2,774
Services	28,108	5,375	2,376

Total revenues	36,964	10,969	5,150

Cost of revenues:
Products	5,727	4,297	2,099
Services	17,587	3,301	2,075

Total cost of revenues	23,314	7,598	4,174

Gross profit	13,650	3,371	976

Operating expenses:
Research and development, net	892	482	664
Selling and marketing	3,693	1,644	621
General and administrative	5,518	2,775	1,343
Amortization of deferred stock-based compensation *)	126	465	400
Amortization of intangible assets	2,462	932	67

Total operating expenses	12,691	6,298	3,095

Operating income (loss)	959	(2,927)	(2,119)
Financial expenses, net	4,027	758	1,105
Other income (expenses), net	341	(42)	(32)

Loss before taxes on income	(2,727)	(3,727)	(3,256)
Taxes on income	-	37	-

Loss from continuing operations	(2,727)	(3,764)	(3,256)
Gain from discontinued operations	-	-	8,524

Net income (loss)	$(2,727)	$(3,764)	$5,268

Basic and diluted loss per share from continuing operations	$(1.17)	$(2.58)	$(3.81)
Basic and diluted earnings per share from discontinued operations	-	-	9.96

Basic and diluted net earnings (loss) per share	$(1.17)	$(2.58)	$6.15

*) Stock-based compensation relates to the following:

Research and development	$-	$-	$125
General and administrative	126	465	275

Total	$126	$465	$400

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
(Formerly: Nexus Telocation Systems Ltd.)

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of January 1, 2003	112,899	$94	$77,373	-	$(892)	$(89,220)		$(12,645)
Issuance of shares, net	868,045	570	3,172	-	-	-		3,742
Conversion of convertible debenture	164,356	109	614	-	-	-		723
Deferred stock-based compensation	-	-	966	(966)	-	-		-
Amortization of deferred
stock-based compensation	-	-	-	400	-	-		400
Induced conversion of convertible
debenture	-	-	1,011	-	-	-		1,011
Issuance of warrants to a bank	-	-	103	-	-	-		103
Comprehensive income:
Foreign currency translation
adjustments	-	-	-	-	52	-	$52	52
Net income	-	-	-	-	-	5,268	5,268	5,268

Total comprehensive income							$5,320

Balance as of December 31, 2003	1,145,300	773	83,239	(566)	(840)	(83,952)		(1,346)
Issuance of shares, warrants and
options for the acquisition of
additional interest in a
subsidiary, net	429,154	286	10,815	-	-	-		11,101
Deferred stock-based compensation	-	-	16	(16)	-	-		-
Amortization of deferred
stock-based compensation	-	-	-	465	-	-		465
Exercise of warrants and options	130,051	86	57	-	-	-		143
Comprehensive loss:
Foreign currency translation
adjustments	-	-	-	-	487	-	$487	487
Net loss	-	-	-	-	-	(3,764)	(3,764)	(3,764)

Total comprehensive loss							$(3,277)

Balance as of December 31, 2004	1,704,505	1,145	94,127	(117)	(353)	(87,716)		7,086
Issuance of shares, warrants and
options ,net	722,587	500	6,391	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-		-
Amortization of deferred
stock-based compensation	-	-	-	126	-	-		126
Exercise of warrants and stock
options	51,928	35	179	-	-	-		214
Comprehensive loss:
Foreign currency translation
adjustments	-	-	-	-	(785)	-	$(785)	(785)
Net loss	-	-	-	-	-	(2,727)	(2,727)	(2,727)

Total comprehensive loss							$(3,512)

Balance as of December 31, 2005	2,479,020	$1,680	$100,707	$(1)	$(1,138)	$(90,443)		$10,805

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
(Formerly: Nexus Telocation Systems Ltd.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

Cash flows from operating activities:
Net income (loss)	$(2,727)	$(3,764)	$5,268
Adjustments required to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Gain from discontinued operations	-	-	(8,524)
Depreciation and amortization	4,997	2,065	1,171
Accrued Interest and revaluation of convertible debenture
and long-term loans	1,961	(43)	(54)
Accrued severance pay, net	484	28	(146)
Write-off of inventories	199	479	111
Loss (gain) from sale of property and equipment, net	(299)	(56)	21
Gain from realization of investment in subsidiary, net	(359)	-	-
Amortization of deferred stock-based compensation	126	465	400
Induced conversion of convertible debenture	-	-	1,011
Decrease (increase) in trade receivables, net	2,581	(355)	(265)
Decrease in other accounts receivable and prepaid expenses	2,301	289	111
Decrease (increase) in inventories	(144)	291	196
Increase in other long-term accounts receivable	(20)	(35)	(26)
Increase (decrease) in trade payables	(359)	1,238	(1,145)
Decrease in other accounts payable and accrued expenses	(2,962)	(508)	(261)

Net cash provided by (used in) operating activities	5,779	94	(2,132)

Cash flows from investing activities:
Purchase of property and equipment	(2,020)	(873)	(1,099)
Proceeds from short-term bank deposits	15	-	62
Proceeds from sale of property and equipment	519	58	-
Proceeds from realization of investment in subsidiary	6,241	-	-
Acquisition of additional interest in Shagrir Motor Vehicle
Systems, net of cash acquired (a)	-	10	-
Acquisition of activities and assets of Shagrir Towing
Services Ltd. and Shagrir (1985) Ltd. (b)	(43,847)	-	-

Net cash used in investing activities	(39,092)	(805)	(1,037)

Cash flows from financing activities:
Receipt of long-term loans from banks	16,066	743	-
Repayment of long-term loans from banks	(2,035)	(376)	-
Receipt of long-term loans from shareholders and others	21,136	149	-
Repayment of long-term loans from others	(6,241)	-	-
Repayment of convertible debenture	-	-	(300)
Issuance of warrants to a bank	-	-	103
Proceeds from issuance of shares and exercise of warrants, net	6,176	67	3,742
Short-term bank credit, net	(401)	(504)	253

Net cash provided by financing activities	34,701	79	3,798

Effect of exchange rate on cash and cash equivalents	233	(1)	8

Increase (decrease) in cash and cash equivalents	1,621	(633)	637
Cash and cash equivalents at the beginning of the year	75	708	71

Cash and cash equivalents at the end of the year	$1,696	$75	$708

Supplemental disclosure of cash flow transaction:
Cash paid during the year for interest	$1,200	$469	$229

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
(Formerly: Nexus Telocation Systems Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

(a) Acquisition of additional interest in Shagrir Motor
Vehicle Systems:

Fair value of assets acquired and liabilities assumed at
date of acquisition:

Working capital	$-	$(1,238)	$-
Long-term accounts receivable	-	(224)	-
Property and equipment	-	(1,117)	-
Customer list	-	(2,646)	-
Brand name	-	(828)	-
Goodwill	-	(12,638)	-
Short-term bank credit	-	5,282	-
Long-term loan	-	1,890	-
Accrued severance pay, net	-	276	-

	-	(11,243)	-
Fair value of shares, options and warrants issued	-	11,253	-

	$-	$10	$-

(b) Acquisition of activities and assets of Shagrir Towing
Services Ltd. and Shagrir (1985) Ltd.:

Fair value of assets acquired and liabilities assumed at
date of acquisition:

Working capital	$4,568	$-	$-
Property and equipment	(5,760)	-	-
Customer list	(8,558)	-	-
Brand name	(1,920)	-	-
Goodwill	(31,652)	-	-
Long-term loan	(1,175)	-	-
Accrued severance pay, net	6	-	-

	(44,491)	-	-
Fair value of shares, options and warrants issued	644	-	-

	$(43,847)	$-	$-

(c) Non-cash investing and financing activity:

Conversion of convertible debenture	$-	$-	$723

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: March 2, 2006